UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              IEC ELECTONICS CORP.
                              --------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   44949L105
                                   ---------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 2, 2004
                                ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 13 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13D

CUSIP No. 44949L105                                           Page 2 of 13 Pages


1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  SAGAMORE HILL CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  DELAWARE

         Number of            7          Sole Voting Power
           Shares                              424,700
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               424,700

                              10        Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  424,700

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  5.27%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D

CUSIP No. 44949L105                                           Page 3 of 13 Pages


1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  SAGAMORE HILL CAPITAL ADVISORS, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  DELAWARE

        Number of            7          Sole Voting Power
           Shares                              424,700
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               424,700

                              10        Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  424,700

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [  ]

13       Percent of Class Represented By Amount in Row (11)

                  5.27%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 44949L105                                           Page 4 of 13 Pages


1       Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

                  STEVEN H. BLOOM

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  [  ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  UNITED STATES

        Number of            7          Sole Voting Power
           Shares                              424,700
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               424,700

                              10        Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  424,700

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  5.27%

14       Type of Reporting Person (See Instructions)

                  IN; IA; HC

                                                              Page 5 of 13 Pages

                  This Statement on Schedule 13D relates to shares of common stock, $.01 par value per share (the "Shares"), of IEC Electronics Corp. (the "Issuer"). This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report the recent acquisition of Shares, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Item 1.           Security and Issuer.

                  This Statement relates to the Shares. The address of the principal executive office of the Issuer is 105 Norton Street, Newark, New York 14513.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Sagamore  Hill  Capital  Management,  L.P.  ("Sagamore Hill
                     Capital Management");

                  ii) Sagamore Hill Capital Advisors, LLC  ("Capital Advisors");
                      and

                  iii) Mr. Steven H. Bloom ("Mr. Steven Bloom").

                  This Statement relates to the Shares held for the account of the Sagamore Hill Hub Fund Ltd., a Cayman Islands corporation ("Hub Fund").

                              The Reporting Persons

                  Sagamore Hill Capital Management is a Delaware limited partnership and has its principal office at 2 Greenwich Office Park, Greenwich, CT 06831. The principal business of Sagamore Hill Capital Management is investment in securities. Pursuant to a portfolio management agreement, Sagamore Hill Capital Management serves as investment manager of the Hub Fund and may be deemed to beneficially own the Shares held for the account of the Hub Fund. Current information concerning the identity and background of the directors and officers of Sagamore Hill Capital Management is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  Capital Advisors is a Delaware limited liability company and has its principal office at 2 Greenwich Office Park, Greenwich, CT 06831. The principal business of Sagamore Hill Capital Management is management of the activities of Sagamore Hill Capital Management. Current information concerning the identity and background of the directors and officers of Capital Advisors is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  The principal occupation of Mr. Steven Bloom, a United States citizen, is the direction of the activities of Sagamore Hill Capital Management and Capital Advisors. The principal business address of Mr. Steven Bloom is located at 2 Greenwich Office Park, Greenwich, CT 06831.

                  During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                              Page 6 of 13 Pages


Item 3.           Source and Amount of Funds or Other Consideration.

                  Sagamore Hill Capital Management expended $894,531.81 of its working capital to purchase the securities reported herein as having been acquired November 10, 2004 (60 days prior to the date hereof).

                  The securities held for the accounts of the Hub Fund may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.           Purpose of Transaction.

                  All of the Shares reported herein as having been acquired or disposed of from the account of the Hub Fund were acquired or disposed of for investment purposes. Except as set forth below and in Item 6, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.           Interest in Securities of the Issuer.

                  According  to  information   filed  by  the  Issuer  with  the
Securities and Exchange Commission in its most recent Schedule 14A, the number of Shares outstanding was 8,056,960 as of December 24, 2003.

                  (a) Each of Sagamore Hill Capital Management, Capital Advisors and Mr. Steven Bloom may be deemed the beneficial owner of the 424,700 Shares (approximately 5.27% of the total number of Shares outstanding) held for the account of the Hub Fund.

                  (b) Each of Sagamore Hill Capital Management, Capital Advisors and Mr. Steven Bloom may be deemed to have sole power to direct the voting and disposition of the 424,700 Shares held for the account of the Hub Fund.

                  (c) Except as set forth in Annex B hereto, there have been no transactions effected with respect to the Shares since November 10, 2003 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) The shareholders of the Hub Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Hub Fund in accordance with their ownership interests in the Hub Fund.

                  (e) Not applicable.

                                                              Page 7 of 13 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                  Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                              Page 8 of 13 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     January 12, 2004              SAGAMORE HILL CAPITAL MANAGEMENT, L.P.


                                        By: /s/ Steven H. Bloom
                                            ---------------------------------
                                            Steven H. Bloom
                                            President

Date:     January 12, 2004              SAGAMORE HILL CAPITAL ADVISORS, LLC


                                        By: /s/ Steven H. Bloom
                                            ---------------------------------
                                            Steven H. Bloom
                                            Sole Member

Date:     January 12, 2004              STEVEN H. BLOOM


                                        /s/ Steven H. Bloom
                                        -------------------------------------

                                                              Page 9 of 13 Pages


                                     ANNEX A

         Partners and Officers of Sagamore Hill Capital Management, L.P.


Name/Title/Citizenship    Principal Occupation           Business Address

Steven H. Bloom           Sole Member of Sagamore Hill   2 Greenwich Office Park
Managing Partner          Capital Advisors, LLC          Greenwich, CT 06831
(United States)

Edward Kelly              Chief Financial Officer of     2 Greenwich Office Park
Chief Financial Officer   Sagamore Hill Capital          Greenwich, CT 06831
United States)            Management, L.P.


                 Members of Sagamore Hill Capital Advisors, LLC


Name/Title/Citizenship    Principal Occupation           Business Address

Steven H. Bloom           Sole Member of Sagamore Hill   2 Greenwich Office Park
Managing Partner          Capital Advisors, LLC          Greenwich, CT 06831
(United States)


                  Except as set forth herein, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Shares. /1/

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares. /1/






-----------------------------------------------------------
/1/ Mr. Steven Bloom may be deemed to be the beneficial owner of the securities held for the account of the Sagamore Hill Hub Fund Ltd., as set forth herein.

                                                             Page 10 of 13 Pages

                                     ANNEX B


                    RECENT TRANSACTIONS IN THE SECURITIES OF
                              IEC ELECTRONICS CORP.


                              Date of        Nature of      Number of
For the Account of            Transaction    Transaction    Securities     Price
------------------            -----------    -----------    ----------     -----

Sagamore Hill Hub Fund Ltd.   11/10/2003     Purchase       200 Shares    $1.565

Sagamore Hill Hub Fund Ltd.   11/11/2003     Purchase    13,500 Shares     $1.55

Sagamore Hill Hub Fund Ltd.   11/11/2003     Purchase     1,000 Shares     $1.55

Sagamore Hill Hub Fund Ltd.   11/12/2003     Purchase       500 Shares     $1.59

Sagamore Hill Hub Fund Ltd.   11/12/2003     Purchase     2,500 Shares    $1.562

Sagamore Hill Hub Fund Ltd.   11/12/2003     Purchase       200 Shares     $1.60

Sagamore Hill Hub Fund Ltd.   11/13/2003     Purchase    16,000 Shares   $1.5968

Sagamore Hill Hub Fund Ltd.   11/17/2003     Purchase     3,900 Shares     $1.60

Sagamore Hill Hub Fund Ltd.   11/17/2003     Purchase       500 Shares     $1.53

Sagamore Hill Hub Fund Ltd.   11/18/2003     Purchase     1,000 Shares     $1.60

Sagamore Hill Hub Fund Ltd.   11/18/2003     Purchase       600 Shares     $1.64

Sagamore Hill Hub Fund Ltd.   11/19/2003     Purchase    13,100 Shares   $1.7095

Sagamore Hill Hub Fund Ltd.   11/19/2003     Purchase     1,000 Shares     $1.78

Sagamore Hill Hub Fund Ltd.   11/20/2003     Purchase    53,600 Shares   $2.0047

Sagamore Hill Hub Fund Ltd.   11/21/2003     Purchase    56,000 Shares   $2.0191

Sagamore Hill Hub Fund Ltd.   11/24/2003     Purchase     1,000 Shares     $2.00

Sagamore Hill Hub Fund Ltd.   11/25/2003     Purchase    50,000 Shares   $1.9008

Sagamore Hill Hub Fund Ltd.   12/5/2003      Purchase    21,700 Shares    $2.038

Sagamore Hill Hub Fund Ltd.   12/8/2003      Purchase    36,000 Shares    $2.031

Sagamore Hill Hub Fund Ltd.   12/9/2003      Purchase     1,500 Shares     $2.03

                                                             Page 11 of 13 Pages

                              Date of        Nature of      Number of
For the Account of            Transaction    Transaction    Securities     Price
------------------            -----------    -----------    ----------     -----

Sagamore Hill Hub Fund Ltd.   12/10/2003     Purchase    25,000 Shares   $2.0416

Sagamore Hill Hub Fund Ltd.   12/11/2003     Purchase     5,000 Shares     $2.05

Sagamore Hill Hub Fund Ltd.   12/15/2003     Purchase    12,000 Shares   $2.0804

Sagamore Hill Hub Fund Ltd.   12/17/2003     Purchase    21,500 Shares   $2.1907

Sagamore Hill Hub Fund Ltd.   12/18/2003     Purchase    18,300 Shares   $2.2363

Sagamore Hill Hub Fund Ltd.   12/19/2003     Purchase     1,000 Shares     $2.30

Sagamore Hill Hub Fund Ltd.   12/22/2003     Purchase    10,500 Shares     $2.30

Sagamore Hill Hub Fund Ltd.   12/23/2003     Purchase     2,100 Shares     $2.30

Sagamore Hill Hub Fund Ltd.   12/29/2003     Purchase     5,000 Shares     $2.30

Sagamore Hill Hub Fund Ltd.   12/30/2003     Purchase    10,000 Shares     $2.30

Sagamore Hill Hub Fund Ltd.   12/31/2003     Purchase     9,000 Shares     $2.30

Sagamore Hill Hub Fund Ltd.   1/2/2004       Purchase    31,500 Shares   $2.2454

                                                             Page 12 of 13 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                         -------

A.       Joint Filing Agreement,  dated as of January 12, 2004,
         by and among Sagamore Hill Capital Management, L.P.,
         Sagamore Hill Capital Advisors LLC and Mr. Steven Bloom.......       13

                                                             Page 13 of 13 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock of IEC Electronics Corp., dated as of January 12, 2004, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:     January 12, 2004              SAGAMORE HILL CAPITAL MANAGEMENT, L.P.


                                        By: /s/ Steven H. Bloom
                                            ---------------------------------
                                            Steven H. Bloom
                                            President

Date:     January 12, 2004              SAGAMORE HILL CAPITAL ADVISORS, LLC


                                        By: /s/ Steven H. Bloom
                                            ---------------------------------
                                            Steven H. Bloom
                                            Sole Member

Date:     January 12, 2004              STEVEN H. BLOOM


                                        /s/ Steven H. Bloom
                                        -------------------------------------